

SCIENTIFIC TECHNOLOGIES INCORPORATED
6550 Dumbarton Circle
Fremont CA 94555-3605 USA

Tel: 510·608-3400
Fax: 510·744-1440
www.sti.com   Nasdaq: STIZ

TÜV ESSEN ISO 9001 Certified

P R E S S   R E L E A S E

Joseph J. Lazzara
President & Chief Executive Officer
510-608-3409

Richard Faria
Chief Financial Officer
510-608-3410

Scientific Technologies Inc. Announces Agreement to Sell its Safety Products Group to Omron Corporation through a Corporate Merger

Transaction Expected to Value the Equity of the Company at Approximately $107 Million

FREMONT, CA, April 25, 2006 – Scientific Technologies Inc. ("**STI**" or the "**Company**") (NASDAQ: STIZ) announced today that it had entered into a definitive agreement with Omron Corporation ("**Omron**") whereby Omron will acquire the Safety Products Group ("**SPG**") of STI. STI has also separately entered into an agreement to sell its Automation Product Group ("**APG**") to a new company formed by members of the Lazzara family who currently serve as officers and directors of STI.

The estimated value of the transaction is comprised of $94 million for SPG, $6 million for APG, plus an estimate for certain corporate assets, including cash net of certain liabilities and estimated transaction related expenses. In total, STI estimates that the transactions would value the equity of the company at approximately $107 million, or approximately $10.76 per basic share.

The Board of Directors of STI has unanimously approved STI's entry into the merger agreement with Omron and will recommend that the shareholders of STI vote to approve the merger. The closing of the transaction is subject to customary conditions, including regulatory review, shareholder approval and the lack of a material adverse change with respect to the company's SPG business.

The sale of the SPG business to Omron is conditioned upon a separate sale of the Company's APG business. Pursuant to a process managed by an independent committee of STI's Board of Directors, the Company has agreed to sell the APG business to a new company formed by the Lazzara family. As part of its agreement to sell APG, the independent committee has contractually reserved the right to consider superior offers for the APG business.

The closing of each transaction is expected to occur by the end of the third calendar quarter of 2006 and the agreements may be terminated if a closing has not occurred by September 30, 2006.

Mr. Joseph J. Lazzara, President and Chief Executive Officer of STI, said "We are very pleased to have come to this agreement with Omron Corporation. We believe the Company will benefit enormously from the global reach and substantial capital and technology resources that Omron brings to STI. Our customers will benefit from having the best, most technologically advanced suite of industrial safety and factory automation products from which to choose."

"In addition, Omron's global presence will better enable the Company to bring its products to customers on a worldwide basis. Furthermore, this is clearly a win-win transaction, as STI's leadership position in the safety market and our extensive regional sales and distribution channels in North America will further enhance Omron's reach within this important market. We believe this transaction enhances the ability of the Company to live up to its motto of '*making people safe and productive*' on a global basis."

After the closing of the merger, STI will be part of Omron Management Center of America, Inc., Omron's North American holding company. It will also report business and financial results through Omron Electronics LLC to Omron's Industrial Automation business, the largest business segment within Omron.

Mr. Fumio Tateisi, Executive Vice President of Omron Corporation and President of Omron's Industrial Automation Business, said "Together, Omron and STI will create a global safety equipment supplier of safety, sensing and control technologies that satisfies customers' demands for not just labor productivity but also product quality, employee safety, and environmental friendliness. By acquiring the Safety Products Group of STI, we will be able to offer a wider range of cutting-edge safety products and consultancy services to our customers."

The operations of STI's Safety Products Group will remain in Fremont and Anaheim, California.

Mr. Lazzara added "From our modest beginnings, STI has grown to become the leading provider of safety automation products and services in North America. We are very proud of our accomplishments, but realize that as our markets become more global, STI would be able to achieve greater success if it could become part of a larger, global automation supplier organization. Omron is that organization."

Mr. Lazzara also said "In addition, it has become increasingly more expensive to remain a small public company, particularly with the high costs associated with the regulatory environment post-Sarbanes Oxley. For example, we estimate that it costs us more than $1 million dollars a year just to be a public company, money that we cannot use for other purposes, such as investing in new products and services and growing our company."

Mr. Lazzara concluded "Accordingly, when we received a proposal from a large strategic buyer last fall, we engaged financial and legal advisors to analyze our strategic alternatives with a goal to maximize value for all shareholders. We are pleased that this competitive process resulted in a value that we estimate will provide shareholders a 40% premium over the stock price as of the end of March and a 30% premium over the average closing stock price over the past 30 trading days."

As part of the merger, Omron has made it a condition that the Automation Products Group, based in Logan, Utah, be sold separately. Accordingly, representatives of the Lazzara family have agreed to purchase APG for $6 million. The Lazzara family also controls Scientific Technology Inc., which owns 86% of STI. An independent committee of the STI Board of Directors was formed, consisting of independent directors unrelated to the Lazzara family, to oversee the sale of the APG business. Using the company's financial advisor as agent, a number of proposals were solicited to acquire the APG business with the Lazzara family participating in the bidding process on an arms-length basis. The independent committee evaluated all offers received and reached the determination that the offer from the Lazzara family was superior in terms of the value offered for the APG business. The definitive agreement for the APG business provides that the independent committee may consider superior offers for the APG business; however, no assurances can be made that a superior offer for the APG business can be obtained on acceptable terms. Omron has made it a condition to the closing of the merger not only that the APG business be sold but also that any sale of the APG business be completed on a "where is, as is" basis.

The terms of the transaction are outlined in detail in the stock purchase agreement between Omron and Scientific Technology Inc. and the merger agreement between Omron and STI. The terms of the sale of the APG business are outlined in detail in the APG stock and asset purchase agreement. These agreements will be filed with the SEC and incorporated by reference in proxy statements and other documents to be filed with the SEC regarding the merger.

Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor and The Spartan Group LLC acted as financial advisor to STI.

About Omron Corporation

Omron Corporation, headquartered in Kyoto, Japan, is a global leader in the field of automation with approximately $6 billion in annual revenues. Established in 1933 and headed by President and CEO Hisao Sakuta, Omron has more than

26,000 employees in 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines and traffic control) and healthcare. Further information on Omron is located at www.omron.com.

About Scientific Technologies Inc.

Scientific Technologies Inc. ("**STI**") is a North American leading provider of automation safeguarding products and services through its Safety Product Group ("**SPG**"). STI's Optical Sensor Division ("**OSD**"), part of the SPG, provides safety products that are used to protect workers around machinery, automated equipment and industrial robots. STI's products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. OSD also manufactures sensors used in factory automation and vehicle separating systems. STI's Machine Services Division ("**MSD**"), also part of the SPG, provides safety services such as safeguarding equipment installations, machine safety assessments, and the design and custom fabrication of guarding solutions. MSD specializes in machinery services including the repair, relocation, installation and service of fabrication machinery. MSD serves customers in a variety of industries, including metal fabrication, aerospace, electronics, building materials, automotive and food processing. Further information on SPG is located at www.sti.com and www.stiscanners.com.

STI's Automation Products Group ("**APG**") serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, and ultrasonic sensors and controls. Further information is available at APG's web site located at www.automationsensors.com.

STI is controlled by a parent company, Scientific Technology Inc., that owns approximately 86% of its common stock. Scientific Technology Inc. is controlled by members of the Lazzara family.

Additional Information and Where to Find It

STI intends to file a proxy statement in connection with the proposed transactions, a copy of which will be mailed to the shareholders of STI. **STI'S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS**. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the "**SEC**") at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STI by going to STI's Investor Relations page on its corporate website at www.sti.com/financial/index.htm, by contacting STI in writing at 6550 Dumbarton Circle, Fremont, California 94555 or by calling STI at (510) 608-3400. In addition to the proxy statement, STI files annual, quarterly and current reports, proxy statements and other information with the SEC. A copy any such reports, statements or other information filed by the Company are available at the SEC public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In addition, STI and its officers and directors may be deemed to be participants in the solicitation of proxies from STI's shareholders with respect to the proposed transactions. A description of any interests that STI's officers and directors have in the acquisition will be available in the proxy statement. Information concerning STI's directors and executive officers is set forth in STI's definitive proxy statement for its 2005 Annual Meeting of Shareholders filed with the SEC on April 25, 2005.

Updated information about STI's directors and executive officers will be included in the proxy statement that STI intends to file in connection with this transaction.

<u>Cautionary Statement About Forward-Looking Statements</u>

Statements in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the value of the transactions, conditions to closing, the consideration of superior offers, if any, relating to the sale of the APG business, expected timing of the closing, expected benefits of the merger, structure post-closing, combined market and product offerings, and anticipated shareholder premiums. Readers are cautioned that these forward looking statements involve certain risks and uncertainties. These risks and uncertainties, which could cause STI's results to differ materially from the forward looking statements include: economic and political conditions in domestic and international markets; declining market demand for industrial safety and security products generally; introduction or increased demand for alternative products; potential errors, defects, design flaws or other problems with STI's products; changes in regulations regarding industrial safety and security products; and other risks detailed from time to time in STI's Security and Exchange Commission filings and reports, including STI's annual report filed on Form 10-K and quarterly reports filed on Form 10-Q. STI disclaims any obligation to update any information contained in any forward looking statement.